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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C., 20549

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           For the month of August, 2002

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                      SPARKLING SPRING WATER GROUP LIMITED

           19 FIELDING AVENUE, DARTMOUTH, NOVA SCOTIA, CANADA B3B 1C9
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F   x              Form 40-F
                             -----                      -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

                   Yes                        No   x
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Exhibit I -- Sparkling Spring Water Group Limited press release dated August 15,
             2002 announcing Second Quarter Revenue, EBITDA and Net Income.



                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Sparkling Spring Water Group Limited




                                       By:     /s/ ROBIN CHAKRABARTI
                                               ---------------------------------
                                       Name:   Robin Chakrabarti
                                       Title:  Vice President, Treasurer
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                                                                       EXHIBIT 1


PRESS RELEASE (For Immediate Release)                            August 15, 2002


                 SPARKLING SPRING WATER GROUP LIMITED ANNOUNCES
                 SECOND QUARTER REVENUE, EBITDA AND NET INCOME
                          (ALL CURRENCY AMOUNTS IN US$)

Halifax, N.S. - Sparkling Spring Water Group Limited ("SSW Group" or "the Company"), a subsidiary of Sparkling Spring Water Holdings Limited ("SSW Holdings"), announced second quarter 2002 EBITDA of $6.8 million, up 17.2% from $5.8 million in the second quarter of 2001. The Company calculates EBITDA as its operating profit before depreciation, amortization, and integration and related expenses. The second quarter 2001 EBITDA excludes integration and restructuring charges of $185,000. The Company incurred no integration and restructuring charges in the second quarter of 2002. The second quarter 2002 revenue increased 2.6% to $20.1 million from $19.5 million in 2001. For the second quarter of 2002, the Company recorded a net profit of approximately $1.2 million compared to a net loss of $300,000 in the second quarter of 2001. The Company's water cooler rental and customer location base ended the second quarter at 210,000, up 7.3% from a base of 196,000 at the end of the second quarter in 2001.

The Company's second quarter 2002 operating results were driven by operating efficiencies achieved through the integration of the acquisitions completed in 2001 and by a shift in product mix towards its home and office delivery business and away from water sold in small packages. Water revenue from home and office business increased 10.3% year over year while the revenue from water in small packages declined by 52.3% for the same period. Water from small packages represented 2.6% of the revenue mix in the second quarter of 2002, down from 5.6% of the revenue mix in the second quarter of 2001. The EBITDA margin for the quarter increased to 34.0%, up from 29.8% for the corresponding quarter in 2001. Selling, delivery and administrative expenditures decreased as a percentage of revenue by 3.2%, from 53.3% in the second quarter of 2001 to 50.1% in 2002. The decrease is attributable to efficiencies achieved from the integration of the acquisitions completed in 2001 and the absorption of some corporate expenses by the parent company, SSW Holdings.

For the second quarter of 2002 the British Pound was up by 2.9% compared to the second quarter of 2001 while the Canadian Dollar was down by 0.9% for the same period. As a result, the effect of currency was to increase reported second quarter 2002 revenue and EBITDA by approximately $48,000 and $16,000, or by 0.18% and 0.22%, respectively. Interest expense decreased by approximately $200,000, from $3.1 million in the second quarter of 2001 to $2.9 million in the 2002 quarter.

SSW Group is owned by SSW Holdings, a producer and distributor of bottled water to home and office markets in Western Canada, the Maritime Provinces of Canada, England, Scotland and the Pacific Northwestern United States. SSW Group and Holdings have approximately 255,000 water cooler rental and customer locations. Sparkling Spring Water Holdings does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" and "Misty Mountain" in the Atlantic Provinces of Canada, "Canadian Springs" and "Polaris" in British Columbia, Canada, "Canadian Springs", "Cool Spring" and "Sparta" in Alberta, Canada and in the United States, "Crystal Springs" in Washington State, "Crystal Springs" in Oregon and "Whistler Water" and "Polaris" around the world.


CONTACT:
DILLON SCHICKLI
604-232-7666
ROBIN CHAKRABARTI
604-232-7611